SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

HouseRaising, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

4418W 1 06

 (CUSIP Number)

Mr. Gregory J. Wessling
Chairman, Chief Executive Officer and President
4801 East Independence Boulevard, Suite 201
Charlotte, North Carolina 28212
(704) 532-2121

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2007

 (Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina 28031
Tel: (704) 584-0268
Fax: (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory J. Wessling

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,312,973

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 3,312,973

	10.	SOLE DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,312,973

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Item 1. Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, $.001 par value (the "Common Stock"), of HouseRaising, Inc., a North Carolina corporation (the “Issuer”), whose principal executive offices are located at 4801 East Independence Boulevard, Suite 201, Charlotte, North Carolina 28212. There were 51,836,725 issued and outstanding shares of the Issuer’s Common Stock as of February 9, 2007. The Reporting Person is a citizen and resident of Cornelius, North Carolina, and is the beneficial owner of 3,312,973 shares of the Issuer’s Common Stock, representing 6.4% of the Issuer’s issued and outstanding shares of Common Stock.

Item 2. Identity and Background.

a.	The name of the Reporting Person is Gregory J. Wessling.

b.	The business address of Mr. Wessling is 4801 East Independence Boulevard, Suite 201, Charlotte, North Carolina 28212.

c.	Mr. Wessling’s principal business is acting as the Chairman, Chief Executive Officer and President of the Issuer, and his principal address is 16901 Harbor Master Cove, Cornelius, NC 28031-7707.

d.	During the past five years, Mr. Wessling has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Mr. Wessling has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Wessling is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds or other consideration used in making the purchases reported on this statement were personal funds in the amount of $1,103,600.07.

Item 4. Purpose of Transaction.

Mr. Wessling has been acquiring shares of Common Stock on the open market since July 21, 2005 and holding them for investment purposes. In fact, he has not sold any shares of Common Stock. This reflects his personal commitment to investing in the company that he has undertaken to build. In furtherance thereof, Mr. Wessling has filed eleven Form 4’s with the Commission setting forth his acquisitions of Common Stock, which are available for inspection on the Commission’s web site by the public.

In addition to his purchases of Common Stock, the Board of Directors awarded Mr. Wessling with 200,000 shares of the Issuer’s Series B Convertible Preferred Stock on August 10, 2006, and 500,000 shares of the Issuer’s Series C Convertible Preferred Stock on February 9, 2007, as part compensation for his outstanding contributions to the Issuer. The Series B Convertible Preferred Stock is convertible into ten shares of Common Stock three years after issuance, and it votes with the Common Stock on as “as converted” basis. The Series C Convertible Preferred Stock is also convertible into ten shares of Common Stock three years after issuance, and it also votes with the Common Stock on an “as converted” basis. Neither the Series B Convertible Preferred Stock nor the Series C Convertible Preferred Stock are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and they are not considered to be “equity securities” for purposes of Section 13 of the Exchange Act.

The purpose of the transactions described herein was for Mr. Wessling, as Chairman and Chief Executive Officer of the Issuer, to acquire a significant minority stake in the Issuer, and to influence the policies and management of the Issuer.

Mr. Wessling’s plans are to continue to hold his investment in the Issuer, and, together with management of the Issuer, to execute its business plan as set forth in the Issuer’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006.

Item 5. Interest in Securities of the Issuer.

a. At present, the Issuer has issued and outstanding 51,836,725 shares of Common Stock, of which Mr. Wessling beneficially owns 3,312,973 shares of Common Stock . Mr. Wessling is not part of a group within the meaning of Section 13(d)(3) of the Act.

b. The following table indicates the number of shares as to which Mr. Wessling has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Gregory J. Wessling	3,312,973	6.4%

Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Gregory J. Wessling	0	0%

Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Gregory J. Wessling	3,312,973	6.4%

Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Gregory J. Wessling	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 9, 2007, the Issuer and Wachovia Bank, N.A. (“Wachovia”), entered into a loan agreement (the “Agreement”) pursuant to which Wachovia agreed to make a new operating line of credit in the amount of $4.0 million available to the Issuer. The Agreement, together with existing lines of credit from Wachovia provides financing to the Issuer in the aggregate amount of $8.0 million. The new operating line of credit will be secured by a standby letter of credit procured by a pledge of securities by Mr. Wessling having a value of not less than $5.4 million.

As an inducement for Mr. Wessling to agree to enter into the pledge arrangement, the Issuer agreed to issue 500,000 shares of the Issuer’s Series C Convertible Preferred Stock, having the terms and conditions described above. As a further inducement for Mr. Wessling to enter into the pledge arrangement, eight shareholders (including Mr. Wessling), who are affiliates of the Issuer, holding 52,472,835 shares of the Issuer’s total combined voting power of 70,769,282 shares, or 74.1% of the Issuer’s total combined voting power, entered into a shareholders’ agreement, dated February 9, 2007 (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides that the shareholders will not, for a period of three years, vote their shares in favor of any issue that could have an “adverse effect” (as defined) on any other party to the agreement without the prior written consent of the other party. In addition, the shareholders agreed, for a period of three years, to grant each other and the Issuer certain rights of first refusal in connection with any proposed sale of their shares to a third party. Finally, the shareholders agreed for a period of three years to give each other shareholder the right to sell their shares on a pro rata basis in the event that such shareholder proposes to enter into certain private sale transactions. Lastly, the Robert V. McLemore Family, the Robert V. McLemore Revocable Trust, and the Estate of Robert V. McLemore (the late Founder and President of the Issuer) have agreed, for a period of three years, to continue a pledge arrangement with Wachovia with respect to 6,704,040 shares which have been pledged to Wachovia as collateral security for certain of the operating lines of credit.

The Shareholders’ Agreement is intended to provide, among other things, stability to the Issuer’s management during the period that Mr. Wessling is a party to the pledge arrangement and has exposed his assets to considerable financial risk in order to procure the new operating line of credit for the Issuer with Wachovia. A copy of the Shareholders’ Agreement is attached is exhibit 10.1 hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exh. No.	Description of Exhibit

10.1	Shareholders’ Agreement, dated February 9, 2007

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREGORY J. WESSLING

By: /s/ Gregory J. Wessling
Name: Gregory J. Wessling
Title:    Chairman, Chief Executive Officer and President

Date: March 6, 2007